EXHIBIT 99.27

LINE OF CREDIT AGREEMENT

This Line of Credit Agreement (this “Agreement”), dated as of July 26, 2007, is made by and between BZINFIN, S.A., a BVI company (“Lender”), and ENER1 GROUP, INC., a Florida corporation (“Borrower”).

In consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1.           LINE OF CREDIT. Lender hereby agrees to establish a line of credit (the “Credit Line”) for Borrower in the aggregate principal amount of Fifteen Million United States Dollars (US$15,000,000) (the “Credit Limit”), subject to adjustment as set forth in this Agreement. The amount of Three Million Four Hundred United States Dollars (US$3,400,000) advanced by Lender to Borrower (of which: $2,000,000 was advanced on June 28, 2007; $1,000,000 was advanced on July 13, 2007 and $400,000 was advanced on July 26, 2007) shall be regarded as advanced pursuant to this Agreement and shall therefore reduce the Credit Limit to Eleven Million Six Hundred Thousand United States Dollars (US$11,400,000). The Credit Limit shall be further reduced on a dollar-for-dollar basis by the amount of debt or equity financing raised during the Draw Period (as defined below) by Borrower or by Borrower's subsidiary, Ener1, Inc., a Florida corporation (“Ener1, Inc.”), it being understood, however, that a reduction in the Credit Limit shall not trigger the repayment by Borrower of amounts already advanced under the Credit Line in excess of the Credit Limit. For purposes of this Agreement, “Draw Period” means the period beginning on the date of this Agreement and ending at 5:00 p.m., Eastern Time, on December 31, 2007.

2.           CREDIT LINE DOCUMENTATION. All sums advanced pursuant to the Credit Line (each, an “Advance”) shall be documented by Lender in Schedule Ito this Agreement.

3.           ADVANCES. Borrower may request an Advance at any time during the Draw Period in minimum increments of One Hundred Thousand United States Dollars (US$100,000) (or, if less, the remaining balance of the Credit Line); provided, however, that any requested Advance shall not (when added to the amount of all previous Advances, exceed the Credit Limit. Borrower shall make requests for Advances by delivering to Lender a written notice thereof specifying the amount of the requested Advance (a “Draw Notice”). On or before the fifth (5th) Business Day following the receipt by Lender of a Draw Notice, Lender shall issue instructions for the delivery, by wire transfer to an account specified by Borrower in such Draw Notice, of the amount of the Advance set forth in such notice. Lender may refuse to make a requested Advance if (a) such Advance would exceed the Credit Limit, or (b) any Milestone (as defined in Section 12 below) is not achieved on or before the date specified in the definition thereof, or (c) an Event of Default occurs and is outstanding, or (d) Borrower more than once fails to comply with the provisions of the last sentence of clause 7 below.

4.            INTEREST. All funds advanced pursuant to this Agreement shall bear simple interest from the date on which each Advance is made until it is paid in full at a rate of fourteen percent (14%) per year consisting of 360 days.

5.           REPAYMENT. Borrower shall repay to Lender the entire outstanding principal of and all unpaid interest accrued on the Credit Line on the eighteen (18) month anniversary of the date on which the first Advance is made hereunder (the “Repayment Date”) or, if such date is not a Business Day, on the next succeeding Business Day. All payments received hereunder shall be applied, first, to any costs or expenses incurred by Lender in collecting such payment or to any other unpaid charges or expenses due hereunder; second, to accrued interest; and third, to principal. Borrower may prepay its indebtedness hereunder at any time without penalty, in which case Lender shall record the amount of each such prepayment by appropriately annotating Schedule I to this Agreement.

6.           LIQUIDITY EVENT. In the event that a Liquidity Event (as defined below) occurs, all proceeds of such event (minus any such proceeds that the Borrower has to apply to repay any of its debts that must be repaid in preference to its indebtedness hereunder) must be used to repay amounts due under the Credit Line before any distribution may be made to holders of the common stock of Borrower. A “Liquidity Event” means that Borrower has sold assets in a transaction, or series of related transactions, for cash proceeds exceeding Five Million United States Dollars (US$5,000,000).

7.           USE OF FUNDS. Borrower will contribute the funds it receives pursuant to each Advance to Ener1, Inc., through the purchase of newly-issued shares of stock. Borrower will cause Ener1, Inc. to use such funds exclusively for expenses incurred in connection with its operations and those of its subsidiaries, Enerdel, Inc. (“Enerdel”) and Enerfuel, Inc. (“Enerfuel”) but, for avoidance of doubt, not including NanoEner, Inc., as such expenses and operations are set forth in the Summary Plan for Ener1 Inc Subsidiaries and Cost Reduction Initiatives dated 14 June 2007 (the “Plan”) and the Budget of Borrower, Ener1, Inc. and its subsidiaries accompanying such Plan (the “Budget”). The Borrower shall provide the Lender with weekly written reports describing in reasonable detail the progress of Ener1, Inc, Enerdel and Enerfuel in achieving the Milestones and other goals set forth in the Plan as well as the use of funds provided to Borrower hereunder in accordance with the Budget;

8.           OTHER OBLIGATIONS OF THE BORROWER. Borrower shall be obligated to Lender as follows until Borrower has performed all of its obligations to Lender under this Agreement:

(i)           To provide Lender with a written notification of any Event of Default immediately upon learning of it; and
(ii)           To timely inform the Lender of any circumstances that may substantially affect the volume and the valuation of assets, or a substantial increase in the obligations of the Borrower.

9.           REPRESENTATIONS AND WARRANTIES. In order to induce Lender to enter into this Agreement and to make Advances on the terms specified herein, Borrower represents and warrants to Lender as follows:

(i)           Borrower is duly organized, validly existing, and in good standing under the laws of the State of Florida, with the power to own its assets and to transact business in Florida and New York and in such other states where its business is presently conducted.

(ii)           Borrower has the authority and power to execute and deliver this Agreement and to perform any condition or obligation imposed under the terms hereof or thereof.

(iii)           The execution, delivery and performance of this Agreement by Borrower will not violate any provision of any applicable law, regulation, order, judgment, decree, charter document, indenture, contract, agreement, or other undertaking to which Borrower is a party, or which is binding on Borrower or its assets, and will not result in the creation or imposition of a lien on any of its assets.

10.           EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an “Event of Default” under this Agreement:

(i)           Voluntary Bankruptcy or Insolvency Proceedings. Borrower shall (a) apply for or consent to the appointment of a receiver, trustee, liquidator, or custodian of itself or of all or a substantial part of its property, (b) admit in writing its inability to pay its debts generally as they mature, (c) make a general assignment for the benefit of any of its creditors, (d) be dissolved or liquidated in full or in part, (e) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (f) take any action for the purpose of effecting any of the foregoing.

(ii)           Involuntary Bankruptcy or Insolvency Proceedings. Borrower seeks the appointment of a receiver, trustee, liquidator, or custodian of Borrower or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization, or other relief with respect to Borrower or the debts thereof under any bankruptcy, insolvency, or other similar law or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty (60) days of commencement.

(iii)           Failure to Pay Loan Amount when Due. Borrower fails to pay the entire principal amount of and accrued interest on the Credit Line on the Repayment Date.

(iv)           Breach of Reps and Warranties. Any representation, warranty or statement made or deemed to be made by Borrower in this Agreement or in any notice or other document, certificate or statement delivered by it pursuant to or in connection herewith proves to have been incorrect or misleading in any material respect when made or deemed made and such defect may be, in the reasonable opinion of Lender, prejudicial to the interests of Lender;

If an Event of Default occurs, Lender may demand immediate repayment of all amounts due under this Agreement.

11.           CONVERSION. At any time prior to repayment of the entire principal amount of and accrued interest on the Credit Line, Lender may convert all or any part of such unpaid principal amount (and, if Lender so elects, unpaid interest accrued thereon) into shares of the common stock of Ener1, Inc. held by Borrower (“Ener1 Stock”) at the rate of thirty cents (US$0.30) per share (subject to adjustment for stock splits, stock dividends and similar events) by delivering to Borrower written notice of its intent to exercise the option to convert (a “Conversion Notice”). Notwithstanding the foregoing, in the event that Borrower intends to sell the common stock of Borrower (“Ener1 Group Stock”) to an unaffiliated third party, Lender shall be entitled to convert any part of principal of and/or interest on the Credit Line into outstanding and/or newly issued shares of Ener1 Group Stock at the rate of twenty cents (US$0.20) per share (subject to adjustment for stock splits, stock dividends and similar events), to the extent (and only to the extent) necessary in order to prevent dilution of Lender's percentage ownership interest in Borrower. In the event that Lender intends to convert any amount of principal or interest outstanding under the Credit Line into Ener1 Inc. Stock or Ener1 Group Stock, it shall so indicate in the Conversion Notice along with a calculation of the number of shares of such common stock to which it is entitled. Upon receipt of a Conversion Notice and delivery to Lender of the appropriate number of shares of Ener1 Stock or Ener1 Group Stock, as the case may be, the outstanding principal of or interest accrued on the Credit Line (as the case may be) shall be reduced accordingly, and Lender shall record the amount of each such reduction by appropriately annotating Schedule I to this Agreement.

12.           COMMITMENT FEE. As a commitment fee to Lender for providing the Credit Line, Borrower hereby grants an option (the “Commitment Fee Option”) to Lender to purchase from Borrower a number of shares of Ener1 Stock equal to (A) sixty percent (60%) of the aggregate dollar amount of Advances made under the Credit Line during the Draw Period divided by (B) thirty cents (US$0.30) (subject to adjustment for stock splits, stock dividends and similar events) at a purchase price of thirty cents
(US$0.30) per share (subject to adjustment for stock splits, stock dividends and similar events). In the event that Borrower, Ener1, Inc. or their respective subsidiaries are unable to raise sufficient equity or debt financing in order to (i) retire the debentures issued by Ener1, Inc. that are outstanding as of the date of this Agreement on or before December 31, 2007, (ii) fully fund the approved budgets of Borrower, Ener1, Inc. and their respective subsidiaries from September 1 through December 31, 2007 and (iii) fully fund the operations of Borrower and Ener1, Inc. through the Repayment Date, the option granted above shall be modified such that the percentage specified in clause (A) above shall be increased to one hundred percent (100%).

13.           CERTAIN DEFINITIONS. For purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which the New York Stock Exchange or commercial banks in the city of New York or Geneva, Switzerland are permitted or required by law to close; and “Milestone” means each of the following: (i) Enerdel must deliver at least three (3) fully functional hybrid battery packs on or before September 14, 2007; (ii) Enerdel must produce at least six (6) fully functional hybrid battery packs in each of the three months of October, November and December 2007; (iii) Enerdel must conclude one or more customer funded contracts to develop specific applications of its lithium ion batter technology on or before November 30, 2007; (iv) Enerdel must be awarded a USABC phase II contract on or before October 31, 2007; (v) a vehicle using Enerdel’s lithium ion battery technology must be functional on or before December 31, 2007; (vi) Enerdel must deliver a fully functional hybrid battery pack to ONR on or before December 31, 2007; (vii) Enerfuel must begin shipping its wireless surveillance camera on or before August 31, 2007; (viii) Enerfuel must achieve sales of (1) one hundred-fifty (150) camera units by September 31, 2007 and (2) one thousand one hundred-fifty (1,150) camera units by December 31, 2007; and (ix) Enerfuel must achieve at least ninety percent (90%) of its “non-camera milestones” as specified on page 8 of the Summary.

14.           GOVERNING LAW AND DISPUTE SETTLEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state. Any dispute, controversy or claim arising out of or in relation to this Agreement, including the validity, invalidity, breach or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chamber of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with these Rules. The number of arbitrators shall be three. The seat of the arbitration shall be Geneva, Switzerland. The arbitral proceedings shall be conducted in English and all documents shall be provided in the English language or with translations into the English language.

15.           NOTICES. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day and (ii) on the next Business
Day after timely delivery to a reputable overnight courier, to the parties at the following addresses:

(a)           If to BZinfin, to:

Bzinfin S.A.
c/o BUDIN & ASSOCIES
20, rue Jean-Sénebier
CH-1211 GENEVE 11
Switzerland
Attn.: Mr. Patrick Bittel
Fax: +41-22 818 08 18

(b)           If to Ener1 Group, to:

Ener1 Group, Inc.
5 Penn Plaza
New York, NY 10001
Attention: Charles Gassenheimer
Fax: 212-920-3510

or to such other person or address as either party shall furnish by notice to the other party in writing.

16.           ATTORNEYS' FEES. In the event of a dispute between the parties, the prevailing party shall be entitled to all reasonable attorneys' fees and costs incurred in connection with any trial, arbitration, or other proceeding as well as all other relief granted in any suit or other proceeding.

17.           REMEDIES AND WAIVERS. No failure by Lender to exercise, and no delay in exercising, any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

18.           U.S. DOLLAR DENOMINATED. Except where specifically provided otherwise, all transactions herein shall be in U.S. Dollars.

19.           ENTIRE AGREEMENT. This Agreement contains the entire understanding between the parties hereto and supersedes any and all prior agreements, understandings, and arrangements relating to the subject matter hereof No amendment, modification or other change to, or waiver of any provision of, this Agreement may be made unless such amendment, modification or change is set forth in writing and is signed by each of the parties hereto.

20.            COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall be deemed an original and both of which together shall constitute the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission.

21.            ASSIGNMENT. Lender may transfer all or part of its rights and obligations hereunder without any prior notice to Borrower. Upon such transfer, the rights and obligations of Lender hereunder so transferred shall be assigned automatically to the transferee thereof, and such transferee shall thereupon be deemed to be a party to this Agreement as though an original signatory hereto, as long as Borrower is, within a reasonable period of time following such transfer, furnished with written notice of the name and address of such transferee.

22.           HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof

23.           THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
BZINFIN, S.A.		ENER1 GROUP, INC.

By:		By:
	Name:		Name: Charles Gassenheimer
	Title:		Title: